
06012684

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 13, 2006

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu
(Sullivan & Cromwell LLP)

dw 4/19

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 13, 2006

A. OVERSEAS REGULATORY ANNOUNCEMENT :
   TSINGTAO BREWERY COMPANY LIMITED SUBSIDIARY RELATED PARTY TRANSACTION ANNOUNCEMENT



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement was issued pursuant to the Rule 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)

Set out below is the English translation of an announcement published in Shanghai by Tsingtao Brewery Company Limited (the "Company") pursuant to the requirement of the Shanghai Stock Exchange. The original text of the announcement is in Chinese.

TSINGTAO BREWERY COMPANY LIMITED
SUBSIDIARY RELATED PARTY TRANSACTION ANNOUNCEMENT

Tsingtao Brewery Company Limited ("the Company") and all members of its Board of Directors hereby confirmed that, the contents in this Announcement are true, accurate and complete, and they would be responsible for any false statement, misleading representation or material omission.

SUMMARIES

- Tsingtao Brewery Hans (Baoji) Company Limited ("Hans Baoji"), the controlling subsidiary of the Company, acquired some brewing-related assets from Baoji Brewery Co., Ltd.("Baoji Brewery"), the related party, for RMB123,320,000 in cash.
- The directors of the Company are not required to abstain from voting on the transaction pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange ("Listing Rules"), even if the transaction is a related party transaction as Mr. ZHANG An Wen, the Vice President of the Company, was a director of the related party in the past 12 months.
- The Company would maintain its leading position in terms of market share in the Northwest market by acquiring the aforesaid assets.
- The Assets Sales Agreement (the "Agreement") had been approved at the Interim General Meeting held on 12 April 2006 by Baoji Brewery Co., Ltd.

I THE RELATED PARTY TRANSACTION

On 17 March 2006, Hans Baoji, the controlling subsidiary of the Company, signed the Agreement with Baoji Brewery, pursuant to which Hans Baoji purchased the brewing-related assets including premises, land, and machinery and equipment from the East Plant of Baoji Brewery for RMB123,320,000 in cash. These assets are valued at approximately RMB110.44 million by Beijing Zhongwei Huadecheng Assets Valuation Co., Ltd. (No. ZWHDCFPB (2006) 2001), an valuation agency with professional qualification in securities business. As of 31 December 2005, the original face value of the aforesaid assets was RMB97,800,000. Hans Baoji will purchase these assets from the East Plant of Baoji Brewery with its own funds, and after such purchase, the Company's production capacity in the North-west region would be increased by 2 million hectoliter per year after necessary adjustments, which will help to solidify its position in that market, as well as maintain its leading position in terms of market share in that region.

As Mr. ZHANG An Wen, the Vice President of the Company, was a director of Baoji Brewery in the past 12 months (from 10 October 2004 to 10 February 2006), Baoji Brewery is a related party of the Company for the purpose of the Listing Rules. Besides that, there are no other relationship between the Company and Baoji Brewery.

According to the stipulations in the Listing Rules, the Directors of the Company are not required to abstain from the voting on the related party transaction, nor is approval required to be obtained from the relevant authorities for this transaction. Furthermore, the Agreement has been approved at the Interim General Meeting held on 12 April 2006.

II THE RELATED PARTIES

Hans Baoji is a controlling subsidiary of Tsingtao Brewery Hans Group Company Limited ("Hans Group") with a registered

capital of RMB8,000,000 and is established with the investments from Hans Group, a controlling subsidiary of the Company. Baoji Brewery is the second largest brewery in Shanxi Province with a registered capital of RMB80,000,000.

III DIRECTORS' OPINION

The independent Directors of the Company have reviewed and approved unanimously the aforesaid transaction taking into account that this transaction is carried out at a reasonable and fair price without any damage to any interests of the Company and its shareholders and is beneficial to the future development of the Company.

Board of Directors
Tsingtao Brewery Company Limited

12 April 2006

Directors of the Company as of the date hereof:
Executive Directors: Mr. LI Gui Rong, Mr. JIN Zhi Guo, Mr. SUN Ming Bo, Mr. LIU Ying Di, and Mr. SUN Yu Guo
Non-executive Directors: Mr. Stephen J. BURROWS, and Mr. Mark F. SCHUMM
Independent Directors: Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan, and Mr. POON Chiu Kwok